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                           August 6, 2021

       Christopher A. Lien
       Chief Executive Officer and Chairman of the Board
       Marin Software Incorporated
       123 Mission Street, 27th Floor
       San Francisco, CA 94105

                                                        Re: Marin Software
Incorporated
                                                            Registration
Statement on Form S-3
                                                            Filed August 3,
2021
                                                            File No. 333-258390

       Dear Mr. Lien:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Kat Duncan